Filed Pursuant to Rule 433
                                                         File No.: 333-140804-04



Regarding Sawgrass Mills Mall, I know that after Sept. 11th the mall was hurt from South American demand. What are the current demand generators for the mall and how reliant is it on South American tourists?
I believe tourism comprised 60% of the total visitors annually - a breakout of domestic and international wasn't available. Per the appraisal, the subject's primary trade area has a current population of over 2.5 million people and is expected to experience good household growth into the foreseeable future. As an international business hub, South Florida's economy has often outperformed U.S. averages. The region's annulated growth between 1996 and 2006, South Florida's employment base grew at an annualized rate of 2.3% compared to an annualized growth rate of 1.4% for the Top 100.

Also, can you tell me how the property was underwritten? Lastly, can you provide color on the Regal Cinema sales of $370,000 per screen - this seems low.

UW Notes:

o GPR is underwritten based on the rent roll dated May 2007 and includes tenants paying percentage rent in lieu of minimum rent. Vacant spaces are grossed up at an average rent of $36.34/SF.

o Polo Ralph Lauren Factory Store, The Cheesecake Factory, Fragrance Depot, Salvatore Ferragamo, Vilebrequin, David Yurman, St John Company Store, Burberry, Coach , Rosch Outlet, Grand Lux Cafe, Ann Taylor Loft, Lacoste, Discount Luggage Outlet, Saks, Footlocker, Rack Room Shoes, Claires Accessories, Sunglass Hut, Glamour Shots, Bostonian Clarks, Oakley Vault, Perfumania, Bebe Outlet, Vanheusen Factory Outlet, Ecko Direct, Motherhood Maternity Outlet, Skechers USA, Point of View Outlet Optical, Fossil Company Store, Bose, Guess by Marciano Outlet, Game Stop, Aeropostale, Sunglass Hut, Sprint, Kohr Brothers, Diamond Center, Puma, J.Crew Factory Store, Marshalls, Panda Express and Cajun & Grill Barn all pay percentage rent in lieu of minimum rent.

o Rent bumps through 8/30/2008 have been included as income. Also underwriting is a positive adjustment for low occupancy costs for 8 tenants expiring between now and 8/2008 representing $158,400 in additional income.

o Other leasing activity is underwritten to include leases executed but not open, leases executed by tenant only and leasing out for signature. (See chart on next page for details)

o CAM, Tax, Utility and Marketing reimbursements have been underwritten based on 2007 budget.

o Overage rent is underwritten based on the 2006 Sales information grossed up by the two year average store sales increase reflecting anticipated 2007 collections. Full year Colonnade sales were not available for all tenants and are anticipated to result in further increases in overage rent going forward.

o 2006 NOI vs. UW NOI difference: UW NOI was primarily underwritten to the Borrower's 2007 budget. The Colonnade expansion was completed in mid-2006, therefore, only a partial year of revenue was attributed to 2006 NOI. Additionally, rent increases were underwritten through August 2008, and credit was given for executed leases whom have yet to take occupancy (refer to chart on next page) and percentage rent was underwritten due to the increase in sales figures generated by the addition of The Colonnade.

Occupancy Cost Adjustment: Tenants expiring through March 2009 rents have been increased to result in a 15% occupancy cost. Tenants with renewal options rents have been increased to the option rental rate. This accounts for $2,166,039.

The Regal 23 Theater (NYSE: RGC Moody's: Ba3) occupies 4.05% of the total rentable area. Regal Entertainment Group is the largest motion picture exhibitor in the world. This theatre has stadium-seating. The theatre has been at the subject since 1991. Starting in June 2009, base rent increases to $6.75/psf. Both the theatre, Wannado, and the many restaurants help make the subject a major entertainment destination in South Florida.

Also, would you let me know who holds the B-Note?

The total B-Note totals $30MM. The note is being held by JPM, Nomura, and Bank of America. The note has not been sold yet.


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